Exhibit 99.1

AIR Highlights Key Financial Details Following Nasdaq Listing

AIR Global Plc (Nasdaq: AIIR) (“AIR” or the “Company”), a leading producer of flavored shisha molasses and a developer of advanced inhalation technologies, is pleased to highlight key operating and financial metrics following its recent listing on the Nasdaq Stock Market. As of June 5, 2026, the Company’s closing price on Nasdaq was US$6.91 per share.

To assist investors and analysts with their evaluation and financial modeling of the Company, AIR has reproduced responses to frequently asked questions.

Q1: What is the current share count of AIIR?

As disclosed in our Form 20‑F filed on May 21, 2026, there are approximately 160.39 million ordinary shares outstanding. These include:

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Approximately 5 million shares subject to return to us pursuant to a Forward Purchase Agreement executed on May 11, 2026, as described in our SEC filings; and
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Approximately 8.69 million ordinary shares that are subject to company and sponsor earnouts (the “Earnout Shares”), which vest only upon achieving specified share‑price thresholds (US$12.50 and US$15.00) prior to May 31, 2031.

As of June 5, 2026, these earnout shares had not vested.

Q2: What is the Forward Purchase Agreement (FPA)?

On May 11, 2026, AIR Global entered into a Forward Purchase Agreement (the “FPA”) with Harraden Circle Investments LLC (the “Seller”) with respect to approximately 5 million shares intended to enhance liquidity of our shares following our listing.

Generally, if the market price of AIIR shares exceeds US$10.00, the Seller under the FPA may sell shares and AIR would be entitled to receive the agreed redemption price (the “Redemption Price,” currently US$10.49) for any such shares. If the market price is below US$10.00, the Seller is generally restricted from effecting sales under the FPA. The FPA provides for a valuation date (the “Valuation Date”) currently set at six months from the closing date on May 15, 2026. Please refer to the FPA filed with the SEC for the complete terms and conditions.

If the market price remains below US$10.00 through the Valuation Date, these approximately 5 million shares would be returned to AIR and the Company would not receive cash proceeds under the FPA.

Q3: What is the Net Debt of AIIR?

As disclosed in our Form 20‑F, AIR reported net debt (“Net Debt”) of approximately US$268 million as of December 31, 2025, which is the most recent period for which the Company has reported results. Net Debt is a non‑IFRS financial measure for which the most directly comparable IFRS measure is a combination of total borrowings and cash and cash equivalents. A reconciliation to the most directly comparable IFRS measure is provided below under “Use of Non‑IFRS Financial Measures.”

Net Debt as defined by the Company comprises total borrowings (at carrying amount, net of unamortised transaction costs) less cash and cash equivalents. Investors should note that certain additional financial liabilities and adjustments as of December 31, 2025 are not captured within Net Debt as of December 31, 2025:

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Unamortised transaction costs of approximately US$9.2 million (netted against the carrying amount of borrowings);
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Lease liabilities of approximately US$13.3 million (current and non-current); and
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Derivative financial liabilities of approximately US$1.8 million (current and non-current).

The following previously disclosed items may be relevant to modeling AIIR’s net debt trajectory:

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In connection with the business combination with Cantor Equity Partners III, Inc., AIR received approximately US$2.3 million of cash and incurred cash transaction costs and fees not exceeding US$55 million
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As noted above, if the FPA is fully executed in accordance with its terms, the approximately 5 million shares currently in issuance would remain outstanding and AIR would receive cash consideration calculated at US$10.49 per share (before any applicable adjustments or costs), resulting in aggregate gross proceeds of approximately US$52.45 million.

Non-IFRS Financial Measures

Management uses Net Debt, along with other measures, to evaluate operating performance and liquidity. A definition of Net Debt and, where applicable, a reconciliation to the most directly comparable IFRS measure are provided in the Company’s SEC filings, including the Company’s Form 20‑F dated May 21, 2026. Non‑IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS or IFRS.

Use of Non-IFRS Financial Measures

This press release includes Net Debt, which is a financial measure not presented in accordance with International Financial Reporting Standards as promulgated by the International Accounting Standards Board (“IFRS”) and may be different from similarly titled measures used by other companies.

AIR defines Net Debt as total borrowings (including current and non‑current borrowings as shown in the consolidated statement of financial position) less cash and cash equivalents. The most directly comparable IFRS measure is a combination of total borrowings and cash and cash equivalents, each as reported on the Company’s consolidated statement of financial position.

AIR believes that Net Debt is a useful measure as it allows investors and management to evaluate the Company’s overall leverage and liquidity position on a consistent basis. It provides insight into the Company’s ability to service its debt obligations, fund operations, and pursue strategic initiatives. In addition, AIR’s management uses Net Debt to monitor the Company’s capital structure and to inform financing decisions.

Net Debt is not a presentation made in accordance with IFRS, and AIR’s use of the term Net Debt may vary from others in its industry. Net Debt is used by different companies for differing purposes and is often calculated in different ways that reflect the circumstances of those companies. You should exercise caution in comparing Net Debt as reported by AIR to similarly titled measures as reported by other companies.

Net Debt has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of AIR’s results as reported under IFRS. Some of these limitations include that Net Debt does not reflect the Company’s future contractual commitments; does not account for restrictions on the use of cash or cash equivalents; does not reflect the timing of debt maturities or scheduled repayments; and does not capture the availability of undrawn credit facilities or other sources of liquidity. In addition, other companies in AIR’s industry may calculate this measure differently, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of Net Debt to the most directly comparable IFRS measures as of December 31, 2025:

As at December 31, 2025
($ thousands, except percentages)
Total borrowings	387,531
Less: Cash and cash equivalents	(119,456)
Net Debt	268,075

Forward‑Looking Statements

This press release contains “forward‑looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Forward‑looking statements include, among others, statements regarding the potential effects of the Forward Purchase Agreement (the “FPA”), future liquidity, trading dynamics, vesting of Earnout Shares, financial metrics (including Net Debt), strategy, market opportunity, and expectations regarding future performance. Words such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “seek,” “should,” “target,” “will,” and similar expressions (or the negative of these terms) are intended to identify forward‑looking statements.

Forward‑looking statements are based on current expectations, estimates, forecasts, and projections, and on management’s beliefs and assumptions. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward‑looking statements, including, among others: market volatility and trading dynamics in the Company’s securities; the timing and outcome of any transactions under the FPA and related adjustments; the timing and likelihood of vesting of Earnout Shares; the Company’s ability to execute its strategy; regulatory changes and enforcement trends; supply chain constraints and costs; changes in consumer preferences; macroeconomic, geopolitical, and industry conditions; tax, legal, and accounting developments; and other risks described in the Company’s filings with the SEC, including the Company’s Form 20‑F for the year ended December 31, 2025 and subsequent furnished or filed reports.

Nothing in this press release should be regarded as a representation by the Company that the forward‑looking statements will be achieved. Forward‑looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise any forward‑looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute (and shall not be construed as) an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts

AIR Investor and Media Relations

ICR for AIR

AIRglobal@icrinc.com